                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.5)





                              METALCLAD CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    591142194
                                 (CUSIP Number)



         Herbert Lee Oakes, Jr., Oakes, Fitzwilliams & Co., Byron House,
                 7-9 St James's Street, London SW1A 1EE, England
  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                November 26, 1999
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 2 of 20



1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

         OAKES, FITZWILLIAMS & CO. LIMITED
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                YES


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED KINGDOM

7.       SOLE VOING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         446,464

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         446,464

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         8.95%

14.      TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 3 of 20



1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

         OAKES, FITZWILLIAMS EXECUTIVE DEATH BENEFIT &
         RETIREMENT SCHEME NO.2
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                YES


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED KINGDOM

7.       SOLE VOING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         19,800

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,800

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         0.43%

14.      TYPE OF REPORTING PERSON

         EP

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 4 of 20



1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

         HERBERT L OAKES, JR
         S.S. NUMBER: 408 709 755

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                YES


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

7.       SOLE VOING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         466,264 OF WHICH 466,264 ARE HELD BY REPORTING
         PERSONS ON PAGES 2 THROUGH 3


10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         466,264 OF WHICH 466,264 ARE HELD BY REPORTING
         PERSONS ON PAGES 2 THROUGH 3

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         9.31%

14.      TYPE OF REPORTING PERSON

         IN

                              AMENDMENT NO.5 TO THE
                            STATEMENT ON SCHEDULE 13D
                              METALCLAD CORPORATION




ITEM 1.  SECURITY AND ISSUER


         This Statement relates to the Common Stock, par value US$0.10 per share (the "Common Stock") of Metalclad Corporation (the "Issuer") whose principal executive offices are located at 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660, USA.


ITEM 2.  IDENTITY AND BACKGROUND


         This Amendment No.5 to Statement on Schedule 13D (the "Amendment") is filed with respect to an Event on 26 November, 1999 and is filed by Herbert Lee Oakes, Jr. who pursuant to 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed to be the ultimate beneficial owner of all of the Common Stock of the Issuer owned by all of the following persons who are a group.


(a)      Oakes, Fitzwilliams & Co. Limited


         Oakes, Fitzwilliams & Co. Limited is incorporated under the laws of England. The principal business of Oakes, Fitzwilliams & Co. Limited is to act as investment advisor and stockbroker. The address of its principal business and its principal office is:

                                      Byron House
                                      7- 9 St James's Street
                                      London SW1A 1EE
                                      England

         The names, titles, citizenship and business addresses of the directors and executive officers of Oakes, Fitzwilliams & Co. Limited are set out below:

         Name & Position              Citizenship        Business Address
         ---------------              -----------        ----------------


         Herbert Lee Oakes, Jr        United States      Byron House
         Director and Secretary                          7-9 St James's Street
                                                         London SW1 1EE
                                                         England

         Duncan Fitzwilliams          United Kingdom     Byron House
         Director                                        7-9 St James's Street
                                                         London SW1 1EE
                                                         England

         Robert Mackenzie             United Kingdom     Byron House
         Director                                        7-9 St James's Street
                                                         London SW1 1EE
                                                         England

         There are no other executive officers or directors of Oakes, Fitzwilliams & Co. Limited.

         During the last five years, neither Oakes, Fitzwilliams & Co. Limited nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Oakes, Fitzwilliams & Co. Limited nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(b)      Oakes, Fitzwilliams Executive Death Benefit & Retirement
         Scheme No. Two


         Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two is a self administered pension scheme established under and governed by English law. The sole beneficiary of scheme No. Two is Herbert Lee Oakes, Jr.

         The address of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two is


                           c/o Oakes, Fitzwilliams & Co. Limited
                           Byron House
                           7- 9 St James's Street
                           London SW1A 1EE
                           England


         The names, titles, citizenship and business addresses of the trustees of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two are set out below:


         Name                         Citizenship         Business Address
         ----                         -----------         ----------------

         Herbert Lee Oakes, Jr        United States       Byron House
                                                          7-9 St James's Street
                                                          London SW1 1EE
                                                          England

         Duncan Fitzwilliams          United Kingdom      Byron House
                                                          7-9 St James's Street
                                                          London SW1 1EE
                                                          England

         Scottish Equitable           United Kingdom      90 Long Acre
           Trustees Ltd                                   London WC2E 9RA


         There are no other trustees of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two.


         During the last five years, neither Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two nor any of its trustees has been convicted in any criminal proceeding. During the last five years, neither Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two nor any of its trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



(c)      Herbert Lee Oakes, Jr.
         ----------------------


         Herbert Lee Oakes, Jr. is a citizen of the United States of America resident in the United Kingdom of Great Britain and Northern Ireland at the following address:


                           Flat B
                           33 Eaton Square
                           London SW1W 9DH
                           England


         Herbert Lee Oakes, Jr. is a director of Oakes, Fitzwilliams & Co. Limited.


         During the last five years, Herbert Lee Oakes, Jr. has not been convicted in any criminal proceeding. During the last five years, Herbert Lee Oakes, Jr. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)      Oakes, Fitzwilliams & Co Limited


         During the period from December 31, 1998 to November 26, 1999, the aggregate amount of funds used by Oakes, Fitzwilliams & Co Limited to purchase securities of the Issuer was $1,874,687 and all such securities were purchased using funds from working capital and proceeds of the sale of securities of the Issuer.

(b)      Oakes, Fitzwilliams Executive Death Benefit & Retirement
         Scheme No. Two


         During the period from December 31, 1998 to November 26, 1999, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not purchase any securities of the Issuer.


(c)      Herbert Lee Oakes, Jr.
         ----------------------


         During the period from December 31, 1998 to November 26, 1999, Herbert Lee Oakes, Jr. did not purchase any securities of the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION


(a)      Oakes, Fitzwilliams & Co Limited

         During the period from December 31, 1998 to November 26, 1999 Oakes, Fitzwilliams & Co Limited acquired 2,195,962 warrants to purchase Common Stock of the Issuer due to a restructuring of the warrants by the Issuer.


         Oakes, Fitzwilliams & Co Limited acquired the other securities of the Issuer in connection with its market-making activities outside the U.S. Such securities were not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.


(b)      Oakes, Fitzwilliams Executive Death Benefit & Retirement
         Scheme No. Two


         During the period from December 31, 1998 to November 26, 1999 Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not acquire any securities of the Issuer.

 (c)     Herbert Lee Oakes, Jr.


         Herbert Lee Oakes, Jr. did not acquire any securities of the Issuer during the period from December 31, 1998 to November 26, 1999.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         For the purposes of the disclosure in this Item 5, the following abbreviations are used in Schedule 1 attached hereto and incorporated herein:


         OFCO - Oakes, Fitzwilliams & Co. Limited

         OFCP - Oakes, Fitzwilliams Executive Death Benefit & Retirement
                        Scheme No. Two


         A list of the transactions in shares in common stock of the Issuer and warrants to purchase shares of common stock of the Issuer during the period from December 31, 1998 to November 26, 1999 is set out on
         Schedule 1 attached hereto and incorporated herein. It should be noted that on 1st July 1999 there was a reverse 10:1 stock split and all transactions after this date reflect such reverse stock split

         Transactions on Schedule 1 numbered 22,23,63,64,66,67,79,80,83,84,86,
         87,89,90,92,93,96,97,99,100,105,106,111,112,123,124,128,129,132,133,
         135,136,139,140,148&149 were exercises of warrants to purchase shares of the Common Stock of the Issuer. Transactions on Schedule 1 numbered 24,68,81,101,107,113,125 & 130 were warrants to purchase shares of the Common Stock issued as replacements for warrants previously exercised. Transactions on Schedule 1 numbered 1,2,3,4,5,6,9,10,11,12,15,16,17,18,
         19,20,25,26,30,31,35,36,40,44,45,49,50,54,58,62,69,70,71,72,73,74,75,
         76,82,85,88,91,94,95,98,102,103,104,108,109,110,114,115,117,118,119,
         121,126,127,134,137,142,143,144,145,146,150,152,153,155,157& 159 were transactions with market makers in the United States. All other transactions on Schedule 1 were private transactions outside the United States.

         A summary of the positions of each of the reporting persons is set out below.

(a)      Oakes, Fitzwilliams & Co Limited


         On December 31, 1998, Oakes, Fitzwilliams & Co did not own any of the Common Stock of the Issuer.

         On December 31, 1998, Oakes, Fitzwilliams & Co Limited held warrants to purchase 1,455,109 shares (4.52%) of the Common Stock of the Issuer..

         On November 26, 1999, the aggregate number of shares of the Common Stock of the Issuer owned by Oakes, Fitzwilliams & Co Limited was 0 shares (0.00%) of the Common Stock of the Issuer.

         On November 26, 1999, Oakes, Fitzwilliams & Co Limited held warrants to purchase 446,464 shares (8.95%) of the Common Stock of the Issuer.

         On November 26, 1999, Oakes, Fitzwilliams & Co Limited:

         (i) had sole power to vote and sole power to dispose of 0 shares (0.00%) of the Common Stock of the Issuer

         (ii) had sole power to dispose of warrants to purchase 446,464 shares (8.95%) of the Common Stock of the Issuer; and

         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a net 446,464 shares (8.95%) of the Common Stock of the Issuer.


(b)      Oakes, Fitzwilliams Executive Death Benefit & Retirement
         Scheme No. Two


         On December 31, 1998,Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not own any Common Stock of the Issuer.

         On December 31, 1998, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two held warrants to purchase 198,000 shares (0.61%) of the Common Stock of the Issuer.

         On November 26, 1999,Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not own any Common Stock of the Issuer.

         On November 26, 1999, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two held warrants to purchase 19,800 shares (0.43%) of the Common Stock of the Issuer.

         On November 26, 1999, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two:

         (i) had sole power to vote and sole power to dispose of nil shares (0.00%) of the Common Stock of the Issuer

         (ii) had sole power to dispose of warrants to purchase 19,800 shares (0.43%) of the Common Stock of the Issuer; and

         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a net 19,800 shares (0.43%) of the Common Stock of the Issuer.



(c)      Herbert Lee Oakes, Jr.
         ----------------------


         On December 31, 1998, Herbert Lee Oakes, Jr. held directly nil shares (0.0%) of the Common Stock of the Issuer.

         On December 31, 1998, Herbert Lee Oakes, Jr. held directly nil warrants to purchase shares (0.0%) of the Common Stock of the Issuer. During the period from December 31, 1998 to November 26, 1999, Herbert Lee Oakes, Jr. did not make any transactions in the securities of the Issuer.

         On November 26, 1999, Herbert Lee Oakes, Jr. had sole power to vote and sole power to dispose of nil shares and nil warrants to purchase shares (0.0%) of the Common Stock of the Issuer.


(d)      As a Group


         On December 31, 1998, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraphs
         (a) through (b) above but which Herbert Lee Oakes, Jr. was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by Herbert Lee Oakes, Jr. directly as described in paragraph (c) above, totalled 1,653,109 shares (5.13%), which number includes the 1,653,109 shares (5.13%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held by Oakes, Fitzwilliams & Co Limited and Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two as described above.

         On November 26, 1999, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraphs
         (a) through (b) above but which Herbert Lee Oakes, Jr. was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by Herbert Lee Oakes, Jr. directly as described in paragraph (c) above, totalled 466,264 shares (9.31%), which number includes the 466,264 shares (9.31%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held by Oakes, Fitzwilliams & Co Limited and Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two as described above.

         On November 26, 1999, the aggregate number of shares of the Common Stock and warrants to purchase shares of Common Stock of the Issuer (i) by the entities described in paragraphs (a) through (b) above but which Herbert Lee Oakes, Jr. was deemed to have sole power to vote and sole power to dispose of within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by Herbert Lee Oakes, Jr. directly as described in paragraph (c) above was as follows:

         (i) sole power to vote and sole power to dispose of a net amount of nil shares (0.00%) of the Common Stock of the Issuer;

         (ii) sole power to dispose of warrants to purchase a total of 466,264 shares (9.31%) of the Common Stock of the Issuer; and

         (iii) upon exercise of all of the warrants in full for a total of 466,264 shares (9.31%) of the Common Stock of the Issuer, sole power to vote and sole power to dispose of 466,264 shares (9.31%) of the Common Stock of the Issuer.

         The aggregate numbers of shares of the Common Stock of the Issuer shown in this Item 5 as held as a group is in all cases the net number resulting from the addition of the number of shares of the Common Stock of the Issuer held for investment and the number of shares of the Common Stock of the Issuer held for market-making purposes by the various entities and individual comprising the group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Herbert Lee Oakes, Jr. is the controlling shareholder of Oakes, Fitzwilliams & Co. Limited

         Herbert Lee Oakes, Jr. is the sole beneficiary of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two.

         For purposes of Rule 13d-3, Herbert Lee Oakes, Jr is deemed to be the beneficial owner of, to have the right to vote or to direct the vote of, and to have the right to dispose or to direct the disposition of, all of the securities of the Issuer which are described in Item 5 above and are owned by Oakes, Fitzwilliams & Co Limited and Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two.

         Herbert Lee Oakes, Jr. disclaims beneficial ownership of all of the securities of the Issuer reported in this Statement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         See Exhibit A - Joint Filing Agreement. The original copy of the Joint Filing Agreement among Oakes, Fitzwilliams & Co Limited, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two and Herbert Lee Oakes, Jr. is attached to this Statement as Exhibit A.

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated:  March 15, 2000                  /s/ Herbert Lee Oakes, Jr.
                 ...................             ..............................
                                                 Herbert Lee Oakes, Jr.

                       EXHIBIT A - JOINT FILING AGREEMENT


         The undersigned hereby agree that Amendment No.5 to the Statement on
         Schedule 13D with respect to the shares of Common Stock, par value $0.10 per share, of Metalclad Corporation is, and any further amendments thereto executed on behalf of each of us by Herbert Lee Oakes, Jr. shall be, filed on behalf of each of us by Herbert Lee Oakes, Jr. pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934 as amended.

         This Agreement may be executed in separate counterparts by each of the undersigned, each of which counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument. It shall not be necessary that each of the undersigned sign any one counterpart.


Dated as of
November 26, 1999                   Oakes, Fitzwilliams & Co. Limited


                                    By:  /s/ Herbert Lee Oakes, Jr.
                                         .......................................


                                    Name:  Herbert Lee Oakes, Jr.
                                           .....................................


                                    Title:  Director
                                            ....................................


Dated as of
November 26, 1999                   Oakes, Fitzwilliams Executive Death
                                    Benefit & Retirement Scheme No. Two


                                    By:  /s/ Herbert Lee Oakes, Jr.
                                         .......................................


                                    Name:  Herbert Lee Oakes, Jr.
                                           .....................................


                                    Title: Trustee
                                           ....................................

Dated as of
November 26, 1999                   Herbert Lee Oakes, Jr.

                                    /s/ Herbert Lee Oakes, Jr.
                                    ...........................................

     DATE           TRANS    GROUP          GROUP         NO. OF       NO. OF
                     REF     MEMBER         MEMBER        SHARES      WARRANTS        PRICE
                             BUYER          SELLER

      14-Jan-99       1                      OFCO            15000                      0.6250
      15-Jan-99       2                      OFCO            20000                      0.5625
      16-Jan-99       3                      OFCO            10000                      0.5313
      19-Jan-99       4                      OFCO            25000                      0.5375
      21-Jan-99       5                      OFCO           100000                      0.3750
      22-Jan-99       6                      OFCO           178000                      0.3438
      22-Jan-99       7       OFCO                           14000                     0.34375
      22-Jan-99       8       OFCO                           14000                     0.34375
      26-Jan-99       9                      OFCO           10,000                       0.375
      26-Jan-99      10                      OFCO           70,000                     0.34375
      26-Jan-99      11                      OFCO           15,000                     0.34375
      26-Jan-99      12                      OFCO           40,000                     0.34375
      26-Jan-99      13       OFCO                          70,000                     0.34375
      26-Jan-99      14       OFCO                          14,000                     0.34375
      27-Jan-99      15                      OFCO           10,000                     0.34375
      27-Jan-99      16                      OFCO           40,000                     0.34375
      27-Jan-99      17                      OFCO           35,000                     0.34375
      28-Jan-99      18                      OFCO           25,000                     0.34375
      28-Jan-99      19                      OFCO           50,000                     0.34375
      29-Jan-99      20                      OFCO           15,000                     0.34375
      29-Jan-99      21       OFCO                           7,091                     0.34375
      29-Jan-99      22       OFCO                         538,909                       0.25
      29-Jan-99      23                      OFCO                      538,909           0.25
      29-Jan-99      24       OFCO                                     538,909              0
      02-Feb-99      25                      OFCO           10,000                     0.3125
      02-Feb-99      26                      OFCO           25,000                     0.3125
      02-Feb-99      27       OFCO                          17,500                     0.3125
      02-Feb-99      28       OFCO                           8,750                     0.3125
      02-Feb-99      29       OFCO                           8,750                     0.3125
      03-Feb-99      30                      OFCO           20,000                     0.3125
      03-Feb-99      31                      OFCO           15,000                     0.3125
      03-Feb-99      32       OFCO                          17,500                     0.3125
      03-Feb-99      33       OFCO                           8,750                     0.3125
      03-Feb-99      34       OFCO                           8,750                     0.3125
      08-Feb-99      35                      OFCO           20,000                     0.3125
      08-Feb-99      36                      OFCO           14,000                     0.3125
      08-Feb-99      37       OFCO                          17,000                     0.3125
      08-Feb-99      38       OFCO                           8,500                     0.3125
      08-Feb-99      39       OFCO                           8,500                     0.3125
      09-Feb-99      40                      OFCO           25,000                    0.28125
      09-Feb-99      41       OFCO                          12,500                    0.28125
      09-Feb-99      42       OFCO                           6,250                    0.28125
      09-Feb-99      43       OFCO                           6,250                    0.28125
      10-Feb-99      44                      OFCO           20,000                    0.28125
      10-Feb-99      45                      OFCO           25,000                    0.28125
      10-Feb-99      46       OFCO                          22,500                    0.28125
      10-Feb-99      47       OFCO                          11,250                    0.28125
      10-Feb-99      48       OFCO                          11,250                    0.28125


     DATE           TRANS     GROUP         GROUP          NO. OF        NO. OF
                     REF      MEMBER        MEMBER         SHARES       WARRANTS      PRICE
                              BUYER         SELLER

      11-Feb-99     49                      OFCO           25,000                     0.28125
      11-Feb-99     50                      OFCO           10,000                     0.28125
      11-Feb-99     51        OFCO                         17,500                     0.28125
      11-Feb-99     52        OFCO                          8,750                     0.28125
      11-Feb-99     53        OFCO                          8,750                     0.28125
      12-Feb-99     54                      OFCO           20,000                     0.28125
      12-Feb-99     55        OFCO                          5,000                     0.28125
      12-Feb-99     56        OFCO                          5,000                     0.28125
      12-Feb-99     57        OFCO                         10,000                     0.28125
      08-Apr-99     58                      OFCO           25,000                     0.28125
      08-Apr-99     59        OFCO                         25,000                     0.28125
      19-May-99     60        OFCO                                      638,750          0.02
      19-May-99     61        OFCO                                      174,820         0.005
      28-May-99     62                      OFCO          141,500                        0.25
      01-Jun-99     63        OFCO                        141,500                        0.25
      01-Jun-99     64                      OFCO                        141,500          0.25
      01-Jun-99     65        OFCO                                      141,500             0
      01-Jun-99     66        OFCO                        184,600                        0.25
      01-Jun-99     67                      OFCO                        184,600          0.25
      01-Jun-99     68        OFCO                                      184,600             0
      01-Jun-99     69                      OFCO           15,500                        0.25
      02-Jun-99     70                      OFCO           58,000                        0.25
      03-Jun-99     71                      OFCO           50,000                        0.25
      04-Jun-99     72                      OFCO            7,500                        0.25
      07-Jun-99     73                      OFCO            7,500                        0.25
      08-Jun-99     74                      OFCO            9,500                        0.25
      28-Jul-99     75                      OFCO           12,800                      2.6494
      30-Jul-99     76                      OFCO            5,500                         2.5
      30-Jul-99     77        OFCO                                       39,960           0.3
      30-Jul-99     78        OFCO                                       30,040           0.3
      02-Aug-99     79        OFCO                         14,800                        2.50
      02-Aug-99     80                      OFCO                         14,800          2.50
      02-Aug-99     81        OFCO                                       14,800             0
      03-Aug-99     82                      OFCO            1,900                         2.5
      04-Aug-99     83        OFCO                          8,400                         2.5
      04-Aug-99     84                      OFCO                          8,400             0
      05-Aug-99     85                      OFCO           22,000                      2.5632
      06-Aug-99     86        OFCO                         15,340                         2.5
      06-Aug-99     87                      OFCO                         15,340
      09-Aug-99     88                      OFCO            3,300                      2.5625
      10-Aug-99     89        OFCO                          3,300                         2.5
      10-Aug-99     90                      OFCO                          3,300             0
      10-Aug-99     91                      OFCO            4,500                      2.5625
      11-Aug-99     92        OFCO                          4,500                         2.5
      11-Aug-99     93                      OFCO                          4,500             0
      11-Aug-99     94                      OFCO            6,500                      2.6687
      12-Aug-99     95                      OFCO           15,000                      2.7758
      13-Aug-99     96        OFCO                         21,500                         2.5
      13-Aug-99     97                      OFCO                         21,500             0
      13-Aug-99     98                      OFCO          103,000                      2.7819
      16-Aug-99     99        OFCO                        103,000                         2.5
      16-Aug-99    100                      OFCO                        103,000             0

     DATE           TRANS        GROUP        GROUP         NO. OF       NO. OF
                     REF         MEMBER       MEMBER        SHARES       WARRANTS        PRICE
                                 BUYER        SELLER

      16-Aug-99      101         OFCO                                    86,040              0
      18-Aug-99      102                      OFCO           30,000                     2.7791
      19-Aug-99      103                      OFCO           32,000                     2.8505
      20-Aug-99      104                      OFCO           13,500                     2.9432
      20-Aug-99      105         OFCO                       100,000                        2.5
      20-Aug-99      106                      OFCO                      100,000              0
      20-Aug-99      107         OFCO                                   100,000              0
      23-Aug-99      108                      OFCO           14,500                     2.9331
      24-Aug-99      109                      OFCO           10,000                      2.925
      25-Aug-99      110                      OFCO           37,000                     2.8234
      26-Aug-99      111         OFCO                       100,000                        2.5
      26-Aug-99      112                      OFCO                      100,000              0
      26-Aug-99      113         OFCO                                   100,000              0
      26-Aug-99      114                      OFCO            4,000                    2.84375
      27-Aug-99      115                      OFCO           25,000                    2.84375
      27-Aug-99      116         OFCO                                    42,900           0.07
      30-Aug-99      117                      OFCO            6,000                    2.84375
      31-Aug-99      118                      OFCO           15,600                    2.84375
      01-Sep-99      119                      OFCO           59,400                    2.84375
      02-Sep-99      120         OFCO                           100                     2.8125
      02-Sep-99      121                      OFCO           30,000                    2.84375
      02-Sep-99      122         OFCO                                       260           0.05
      03-Sep-99      123         OFCO                       100,000                        2.5
      03-Sep-99      124                      OFCO                      100,000              0
      03-Sep-99      125         OFCO                                    56,840              0
      03-Sep-99      126                      OFCO           15,023                      2.916
      07-Sep-99      127                      OFCO            2,283                     2.9375
      10-Sep-99      128         OFCO                         2,283                        2.5
      10-Sep-99      129                      OFCO                        2,283              0
      10-Sep-99      130         OFCO                                     2,283              0
      22-Sep-99      131         OFCO                             0      25,000         0.4375
      23-Sep-99      132         OFCO                        25,000           0            2.5
      23-Sep-99      133                      OFCO                0      25,000              0
      23-Sep-99      134                      OFCO           25,000           0          4.095
      24-Sep-99      135         OFCO                        21,840           0            2.5
      24-Sep-99      136                      OFCO                0      21,840              0
      24-Sep-99      137                      OFCO           21,840           0         4.0594
      24-Sep-99      138         OFCO                             0      21,840        0.40625
      27-Sep-99      139         OFCO                        40,000           0            2.5
      27-Sep-99      140                      OFCO                0      40,000              0
      27-Sep-99      141         OFCO                             0      40,000           0.27
      28-Sep-99      142                      OFCO            2,000           0              4
      30-Sep-99      143                      OFCO            3,000           0              4
      01-Oct-99      144                      OFCO            8,000           0              4
      05-Oct-99      145                      OFCO           23,000           0         4.0235
      06-Oct-99      146                      OFCO           12,077           0         4.1926
      22-Oct-99      147         OFCO                             0      16,800              0
      22-Oct-99      148                      OFCO                0      16,800              0
      22-Oct-99      149         OFCO                        16,800                        2.5
      22-Oct-99      150                      OFCO            8,300                     4.9985
      25-Oct-99      151         OFCO                           250                     4.9985
      26-Oct-99      152                      OFCO            2,000                      4.875

     DATE           TRANS      GROUP        GROUP        NO. OF      NO. OF
                     REF       MEMBER       MEMBER       SHARES      WARRANTS     PRICE
                               BUYER        SELLER

      02-Nov-99      153                    OFCO          6,750                   4.9375
      22-Nov-99      154       OFCO                       4,500                   5.6725
      22-Nov-99      155                    OFCO          4,500                   5.6875
      24-Nov-99      156       OFCO                      15,120                   6.2422
      24-Nov-99      157                    OFCO         15,120                   6.2572
      26-Nov-99      158       OFCO                       2,000                   6.3813
      26-Nov-99      159                    OFCO          2,000                   6.4063